VIA EDGAR, FACSIMILE AND UPS EXPRESS

July 7, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Humana Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 20, 2009
File No. 001-05975

Dear Mr. Rosenberg:

Set forth below are the responses of Humana Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter (the “Comment Letter”) dated June 22, 2009, with respect to the Company’s Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). To ease your review, we have repeated the Staff’s comments below in italicized print and followed each comment with our response.

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Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 51

Comment 1.

Please revise your disclosure of future policy benefits payable to present these amounts before benefits payable to third parties and provide a reconciliation between the total amount here and the corresponding balance sheet amount. Also, revise your disclosure in note (4) to this table regarding the 100% co-insurance agreement to explain why “the reinsurance carrier, not us, is responsible for cash flows associated with the reinsurance contract.” Tell us why this disclosure is appropriate considering your disclosure in Note 18 that “these reinsurance agreements do not completely relieve us of our potential liability to the ultimate insured.”

Response 1.

We excluded expected future payments for policyholder contracts subject to 100% coinsurance agreements because the reinsurance carriers, not us, are primarily responsible for cash flows in accordance with these reinsurance contracts. However, we ultimately remain at risk for the policyholder contractual obligations in the event of insolvency of the reinsurance carrier.

Humana Inc. - Letter to the

Securities and Exchange Commission

July 7, 2009

To address the matters raised by the Staff and in order to eliminate the possibility of confusion, in future annual filings beginning with the Form 10-K for the year ending December 31, 2009 (the “2009 Form 10-K”), our contractual obligations table will include the gross amount of all reserves for future policy benefits payable corresponding to the balance sheet amount, including amounts ceded to third parties through 100% coinsurance agreements. We will also revise the footnote reference as follows:

“Includes future policy benefits payable ceded to third parties through 100% coinsurance agreements as more fully described in Note 18 to the consolidated financial statements. We expect the assuming reinsurance carriers to fund these obligations and reflected these amounts as reinsurance recoverables included in other long-term assets on our consolidated balance sheet.”

Critical Accounting Policies and Estimates

Benefit Expense Recognition, page 54

Comment 2.

You disclose on page 57 that you adjusted for the favorable historical trend and completion factor experience when establishing the December 31, 2008 reserves. Also you state that it is reasonably likely that the actual factors will differ from those used at December 31, 2008 and any variances are expected to be within the ranges presented in our sensitivity analysis table on page 55. However, your actual loss development experience over the past three years appears to be consistently favorable at the upper end of each range. Please revise your disclosure to describe and quantify the actual adjustments made to the trend and completion factors in establishing your December 31, 2008 reserves and provide a more precise estimate of the impact of reasonably likely variances from your December 31, 2008 trend and completion factor assumptions.

Response 2.

As disclosed on page 54, our reserving practice is to consistently recognize the actuarial best point estimate using an assumption of moderately adverse conditions, as required by actuarial standards. Our language on page 57 was not intended to indicate that we made any explicit adjustments at December 31, 2008 that were inconsistent with other periods. Continual adjustments to trend factors and completion factors are inherent in the actuarial reserving process and occur at every month-end. Accordingly, the nature of such adjustments at December 31, 2008 was consistent with other periods.

Humana Inc. - Letter to the

Securities and Exchange Commission

July 7, 2009

In order to put better context around the disclosure with respect to the establishment of our current year end reserves and to better link this paragraph back to the sensitivity table, in future annual filings beginning with the 2009 Form 10-K, we will (i) present ranges in the sensitivity table such that our estimated ultimate development, based on historical results, would fall towards the middle of the ranges and (ii) revise the third paragraph of page 57 referenced in the Staff’s comment as follows:

“We continually adjust our historical trend and completion factor experience together with our knowledge of recent events that may impact current trends and completion factors when establishing our reserves. Because our reserving practice is to consistently recognize the actuarial best point estimate using an assumption of moderately adverse conditions as required by actuarial standards, there is a reasonable possibility that variances between actual trend and completion factors and those assumed in our December 31, 2009 estimates would fall towards the middle of the ranges previously presented in our sensitivity table, as has occurred in previous years.”

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In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921, or James H. Bloem, our Senior Vice President and Chief Financial Officer, at (502) 580-1599.

Very truly yours,

/S/ STEVEN E. MCCULLEY
Steven E. McCulley
Vice President and Controller
Principal Accounting Officer

cc:	Don Abbott

Frank Wyman